Cal Alta Auto Glass
                            #8 3927 Edmonton Trail NE
                         Calgary, Alberta, Canada T2E6T1


SEC
Washington, DC 20549

Re:      Cal Alta Auto Glass, Inc.
         Registration Statement on Form 10SB
         Filed March 29, 2005
         File No. 0-51227

         Dear Ms. Reilly

         Below please find the responses to your questions dated May 6, 2005.

Item 1 Description of Business page 4

1. In the fourth paragraph of this section, you state the "Mr. Aiello put the assets and liabilities of the auto glass operations in Cal Alta Auto Glass, Ltd." Please revise to clarify the transaction that transpired.

              See new disclosure.

2. Please clarify "The Company" as used in the fourth and fifth paragraphs hereunder.

              See new disclosure.

3. If you are dependent on one or a few major customers or of you receive referrals from one or a few major sources, please disclose.

              See new disclosure.

4.            In the ninth paragraph of this section, which paragraph begins,
              "The operating subsidiary....", please identify the "subsidiaries"
              you reference.

              See new disclosure.

     Reports to shareholders page 5

5. Please reference your statement which begins: "If the Securities and Exchange Commission declare this registration statement effective we will...." Please note that the registration statement will become effective automatically 60 days after your initial filing unless you withdraw the registration statement. Thus the registrant will be subject to the reposting requirements on or about May 27, 2005.

              No answer is required.

     Probable Governmental Regulations on the Business page 6

6. Regulation SB Item 101(b)(8) states: "Need for any governmental approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the governmental approval process"; and Item 101(b)(9) states: "Effect of existing or probable governmental regulations on the business"; and Item 101(b)(9) states: "Costs and effects of compliance with environmental laws (federal, state and local)." However, you have discussed regulation of automobile drivers. The regulation required information about the regulation of your company. Please provide the required information.

              See new disclosure.

     Market page 6

7. Disclose the basis for the numerous unsupported assertions in this section. Support your statement by citing reports or publication. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry or delete it.

              See new disclosure.

     Marketing page 7

8. Please clarify the last paragraph in this section.

              See new disclosure.

     Facilities page 8

9. Define "statuatory office" on page 8.

              Changes statuatory office to resident agent office.

     Risk Factors and Cautionary Statement page 9

10. In view of the fact that you have provided a risk factor section, please ensure that you disclose all material risks.


              Removed material risks.

11. In the first paragraph of this section please delete the last paragraph which states: "...and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission."

              Removed statement.

     Item 2 Management's Discussion and Analysis or Plan of Operation page 10 Overview page 10

12. You state that Cal Alta Auto Glass, Ltd., was incorporated on December 4, 1997. However, in the Description of Business you state that Alta Auto Glass, Ltd., was incorporated on October 9, 1986. Please revive to provide the correct incorporation date. Also, revise this paragraph in its entirety to clarify the activities of Cal Alta Auto Glass from inception to the time of divestment to the time of re-acquisition and the recapitalization with International Sports Marketing Group, Inc.

              Fixed date.

13. Please revise the overview to describe how you accounted for the merger and the effect of the merger on the financial statement.

              See new disclosure.

     Results of Operation

14. In the third paragraph of MD&A and in the table presented on the same page, you disclose a net loss of $88,522 for 2003. However, the statement of operation reflects a net loss of $102,719. Please revise this disclosure accordingly. Also, in the table presented on the same page you provide net income/(loss) from continuing operations before taxes. However, it appears your intend to present the balance for the net income/(loss). Please revise the table to provide an account description that matches with the balance presented.

              Fixed description.

15. You state "also contributing to the increased incomes was $18,327 decrease in advertising costs". Revise to clarify whether this sentence is referring to "net income".

              See new disclosure.
16. You state the increase in revenue "can be attributed largely to the difference in the exchange rate." Revise to detail exactly how the exchange rate has affected revenue and quantify the impact of the change in the exchange rate. Disclose whether revenue in Canadian dollars increased or decreased from 2003 to 2004 and discuss any other material underlying causes that affected revenue during the periods.

              See new disclosure.

17. Expand to discuss the underlying reasons for the decrease in the cost of glass and moldings from 2003 to 2004. Explain why the gross profit percentage increased from 43% to 54% in 2004.

              See new disclosure.

     Liquidity and Capital Resources

18. Clarify that $390,000 of the loan receivable is a related party, identify the relationship and discuss the party's intentions concerning repayment. Indicate the originating date. File the loan documents.

              See new disclosure.

19. Please provide an explanation for the net change on cash from operating, investing and financing activities for the year ended December 31. 2004 compared to the year ended December 31, 2003.

              See new disclosure.

20. You state that the loans and accounting receivable are very liquid. Please revise the disclosure to include the due date of the loans receivable.

              See new disclosure.

     Critical Accounting Policies

21. We note that you have not discussed the Company' Critical Accounting Policies. Please address the existence of highly material estimates or assumptions and how these matters mat effect the financial statements. Please refer to the Commissioner's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov/rules/interp/33-8350.htm

              See new disclosure.

     Off Balance Sheet Disclosures

22. Item 303(C) of Regulation SB required a description of off balance sheet arrangements, Please revise this disclosure, if material.

              Not applicable.

     Item 4 Security Ownership of Certain Beneficial Owners and Management page
     15

23. Update the information in this section to the latest practical date.

              See new disclosure.

     Item 5 Directors, Executive Offers page 16

24. State the nature of the business of FAA Enterprises LTD., and subsidiaries.

              See new disclosure.

     Item 6 Executive Compensation page 17

25. Please complete the table. If none so indicate.

              See new table.

     Item 7 Certain Relationships and Related Transactions page 18

26. The following statement is not at all understood: "As of December 31, 2002, there have been on contracts or defined terms to any promoters for stock, cash or any other payment."

              Removed statement.

27. The dollar amounts of purchases from related parties during the past two years are required disclosure pursuant to Item 404(a) of Regulation SB.

              See new disclosure.

28. The terms and amounts of the loan to related parties in Note 8 to the financial statements should be fully disclosed under this caption.

              See new disclosure.

29. Item 404(d) would require disclosure of the transfer of assts from Pro Glass Technologies, Inc to Mr. Aiello and from Mr. Aiello to Cal Alta. Include hereunder the dates of both transactions, the general types of assets and liabilities transferred and the dollar amount involved in each transaction. We may have further comment.

              See new disclosure.

     Description of Securities page 19

30. Describe any provision in the charter or by-laws that would delay, defer or prevent a change in control of the small business issuer, including, but not necessarily limited to non-cumulative voting.

              See new disclosure.

     Part II
     Item 1 Market Price of Dividends on the Registrant's Common Equities and Other Shareholder Matters page 19

31. Expand the disclosure regarding the OTC market. Clarify whether you are referring to the NASD OTC Bulletin Board. If yes, explain that you can give no assurance that your application to the Bulletin Board will be successful.

              See new disclosure.

32. Please reference on page 21 the ninth paragraph of this section, which paragraph begins, "In November 2003, 8,500,000 shares of common stock...." Please repeat the disclosure that International
              Sports Marketing Group, Inc., was formerly the company's name. Also, disclose the date of the name change.

              See new disclosure.

33. On page 21 please update to the most recent date practicable, the tenth paragraph of this section which paragraph begins, "As of December 31, 2004..."

              See new disclosure.

34. In view of the fact that the insiders have apparently held the 8,500,000 shares of common stock since November 2003 they can sell the shares now subject to the limitation of Rule 144. Please delete the phrase "in the future" in the second sentence of the twelfth paragraph of this section. The paragraph begins "Of the
              8,250,000 restricted common shares 8,250,000 shares...."


              See new disclosure.

     Item 4 Recent Sales of Unregistered Securities page22

35. Please include in this section disclosure regarding the shares issued by the company to the reverse merger on November 25, 2003.

              See new disclosure.

     Accountants and Attorneys page 23

36. Please file as an exhibit the written consent of Bob Kinvig Chartered Accountants and Michael C. Dunkley, attorney, to have their names appear in the registration statement.

              Removed Bob Kinvig and from Michael Dunkley see the exhibits.

     Financial Statements
     Independent Accountant's Report

37. We note that the Form 10SB does not include the independent accountants report. Please revise to file the audit report in the body of the registration statement and not as an exhibit.

              See new filing.

     General

38. Please note the updating requirements of Item 310(g) of Regulation SB.

              No answer necessary.

     Statement of Operations

39. Disclose the nature and amount of major components of general and administrative expenses in a note or state them separately on the statement of operation for the periods presented. Update MD&A to discuss material changes in the major components of general and administrative expenses.

              See new financial statement.

     Note 1 Operations and Description of Business
     Organization

40. You have not discussed in this disclosure that Pro Glass Technologies transferred the auto glass operations back to Cal Alta Auto Glass Ltd. Please revise the note to describe the nature of this transaction and the accounting treatment in the financial statements.

     See new disclosure.

41.           On page 21 of "Market Price and Dividends in....", you state the
              3.5 million shares were issued for the recapitalization of International Sports Marketing group Inc. However, in Note 1 to the financial statements and in "Description of Business", you state that Cal Alta Auto Glass Ltd. Transferred 8.5 million shares of authorized but unissued common stock. Please revise the disclosures to clarify that the 8.5 million shares were indeed issued or clarify the nature of the transaction.

     Note 2 Summary of Significant Accounting Policies
     Consolidation

42. You state that the financial statements include the accounts of the company and its subsidiaries. We are only aware of the Cal Alta Auto Glass, Ltd., subsidiary. Please revise to discuss the Company's other subsidiaries or revise this disclosure (and that on page 5) to state that there is only one subsidiary.

              See new disclosure.

     Revenue Recognition

43. Revise to address how your revenue recognition policy meets each of the four criteria described in SBA Topic 104.

              See new disclosure.

     Income Taxes

44. Revise to include all income tax disclosures as required by SFAS 109.

              See new disclosure.

     Earned Discounts Receivable and GST Payable

45. Expand the footnotes to disclose the nature and accounting treatment of earned discounts receivable and to provide appropriate disclosures relating to GST payable.

              See new disclosure.

     Note 5 Operating Leases

46. In "Item 3" you state that the Company has a "statutory office" in Las Vegas, Nevada. Please revise the notes to the financial statements to include the Company's financial commitment related to this lease, if material.

              See new disclosure.

     Note 8 Loan Receivable related Party Transaction

47. Revise this disclosure to state the nature of the Company's relationships with FAA Enterprises and Western Corporation. Revise the note to disclose if the loans are due on demand of if the Company is in the process of determining specific repayment terms, as you currently state that no repayment schedule has been determined. Revise this disclosure to provide a description of the transactions that give rise to the loan receivable.

              See new disclosure.

     Related Party Transactions

48. In "Description of Business" you state that you purchase all of your glass and supplies from a related party. Revise your notes to the financial statements to disclose these related party transactions in accordance with SFAS 57. Also, please revise to report the amount of all related party amounts separately on the face of the financial statements, including accounts payable, cost of sales and other amounts.

              See new disclosure.

     Investment in other companies

49. Tell us supplementally the nature of the investment on other companies including but not limited to whether the companies are related parties and your accounting treatment for the investments.

              See new disclosure.

     Contingencies

50. Please disclose the existence of any loss contingencies of required by SFAS
8.

              Not applicable..

     Exhibits

51. File as exhibit the September 10, 2002 Agreement and Plan of Reorganization by and between Pro Glass Technologies Inc and MicroSignal Corporation and the purchase agreement with Frank Aiello.

              See new exhibits.

52. File exhibit 21.


              See new exhibits.

If you have any questions please contact the undersigned.

Thank you,

Frank Aiello
President